VIA EDGAR

November 30th, 2017

Jan Woo

Legal Branch Chief

Office of Information Technologies and Services

Securities and Exchange Commission

100 F Street, N.E., Mailstop 4631

Washington, D.C. 20549

Re:Mobodexter, Inc.

Amendment POS 2, to Offering Statement on Form 1-A

Filed November 3, 2017

File No. 024-10670

Dear Ms. Jacobs,

On behalf of Mobodexter, Inc. I wish to formally request the acceleration of the effective date and time of our Form 1-A Offering Statement, as referenced above, to 2:00 p.m., Eastern Time, on Monday, December 4th, 2017.

In making this request, Mobodexter, Inc. acknowledges that:

•Should the Commission or the staff, acting pursuant to delegated authority, qualify the filing, it does not foreclose the Commission from taking any action with respect to the filing;

•The action of the Commission or staff, acting pursuant to delegated authority in qualifying the filing, does not relieve Mobodexter, Inc., from its full responsibility from the adequacy and accuracy of the disclosure in the filing; and

•Mobodexter, Inc., may not assert staff comments and/or qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions reading this response letter of the revised Offering Statement, please contact me by phone at 1 845-510-5888 or by e-mail at mouli.srini@mobodexter.com.

Sincerely,

By: /s/ Chandramouli Srinivasan

Its: Chief Executive Officer

Chandramouli Srinivasan